SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2006

Commission File Number: 001-10533	Commission File Number: 000-20122

Rio Tinto plc	Rio Tinto Limited ABN 96 004 458 404
(Translation of registrant’s name into English) 6 St James’s Square London, SW1Y 4LD, United Kingdom (Address of principal executive offices)	(Translation of registrant’s name into English) 55 Collins Street Melbourne, Victoria 3000, Australia (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F           Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

EXHIBIT

99.1	March 2006	Full annual report:
2005 Annual report and financial statements

99.2		2005 Financial statements including reconciliation to US accounting principles of the Rio Tinto Group (“the Group”) and of the Rio Tinto plc and Rio Tinto Limited parts of the Group

99.3	March 2006	Summary annual report:
2005 Annual review

99.4	March 2006	Sustainable development review:
2005 Sustainable development review

99.5	March 2006	2006 Notice of meeting:
Rio Tinto plc

99.6	March 2006	2006 Notice of meeting:
Rio Tinto Limited

99.7	1 March 2006	Transaction in own shares

99.8	2 March 2006	Transaction in own shares

99.9	6 March 2006	Transaction in own shares

99.10	7 March 2006	Board appointment:
Appointment of new director

99.11	7 March 2006	Transaction in own shares

99.12	8 March 2006	Transaction in own shares

99.13	9 March 2006	Transaction in own shares

99.14	10 March 2006	Transaction in own shares

99.15	14 March 2006	Transactions in own shares

99.16	15 March 2006	Transaction in own shares

99.17	16 March 2006	Capital project:
Hope Downs mine development application submitted

99.18	16 March 2006	Transactions in own shares

99.19	17 March 2006	Transactions in own shares

99.20	20 March 2006	Transactions in own shares

99.21	21 March 2006	Transactions in own shares

99.22	22 March 2006	Transactions in own shares

99.23	23 March 2006	Transaction in own shares

99.24	24 March 2006	Transactions in own shares

99.25	27 March 2006	Transaction in own shares

99.26	28 March 2006	Transactions in own shares

99.27	29 March 2006	Transactions in own shares

99.28	30 March 2006	Transaction in own shares

99.29	31 March 2006	Transaction in own shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc		Rio Tinto Limited
(Registrant)		(Registrant)

By /s/	A V Lawless	By /s/	A V Lawless
Name	A V Lawless	Name	A V Lawless
Title	Secretary	Title	Assistant Secretary

Date	6 April 2006	Date	6 April 2006